                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          THE SPORTS AUTHORITY, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

 Options to purchase the common stock of The Sports Authority, Inc., $0.01 par value
                        (Title of Class of Securities)

                                   849176102
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                 Frank W. Bubb
             Senior Vice President, General Counsel and Secretary
                          The Sports Authority, Inc.
                            3383 North State Road 7
                         Ft. Lauderdale, Florida 33319
                                (954) 735-1701
                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                           behalf of filing person)

                                   Copy to:
                           George G. Yearsich, Esq.
                          Morgan, Lewis & Bockius LLP
                              1800 M Street, N.W.
                            Washington, D.C. 20036
                                (202) 467-7255

                           CALCULATION OF FILING FEE
               Transaction valuation*       Amount of filing fee
                     $243,235                       $48.65

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 324,498 shares of common stock of The Sports Authority, Inc. will be tendered for a maximum aggregate cash payment of $243,235 under the terms of the Offer to Purchase Options. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            Not applicable.
Form or Registration No.:          Not applicable.
Filing party:                      Not applicable.
Date filed:                        Not applicable.

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_] third-party tender offer subject to Rule 14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [_] going-private transaction subject to Rule 13e-3.
   [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Tender Offer Statement on Schedule TO relates to the offer to purchase eligible options by The Sports Authority, Inc. ("The Sports Authority"). The Sports Authority is offering option holders who are current employees of The Sports Authority or any of its subsidiaries (other than employees who are executive officers of The Sports Authority, as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which term will also include officers of The Sports Authority as defined in Exchange Act Rule 16a-1(f)), the opportunity to tender to The Sports Authority certain outstanding options to purchase shares of The Sports Authority common stock for a cash payment (minus tax withholding), as set forth in the table below:

        Grant Date       Exercise Price      Expiration        Cash Payment
                                                Date            Per Option
     -------------------------------------------------------------------------
        3/26/1996            $ 15.75          3/26/2006            $0.535
     -------------------------------------------------------------------------
         10/28/96            $24.875         10/28/2006            $0.420
     -------------------------------------------------------------------------
        3/11/1997            $ 19.25          3/11/2007            $0.585
     -------------------------------------------------------------------------
        6/23/1997            $ 17.50          6/23/2007            $0.670
     -------------------------------------------------------------------------
        1/28/1998            $ 10.75          1/28/2008            $0.990
     -------------------------------------------------------------------------
         5/4/1998            $ 18.63           5/4/2008            $0.755
     -------------------------------------------------------------------------

     The offer is limited to options granted under The Sports Authority 2000 Stock Option and Stock Award Plan (the "2000 Plan"), the 1996 Stock Option and Restricted Stock Plan (the "1996 Plan") and the 1994 Stock Option Plan (the "1994 Plan") (the 2000 Plan merged and replaced the 1996 and 1994 Plans) that have an exercise price of $10.75 or more per share. All eligible options tendered and accepted by The Sports Authority pursuant to the offer will be purchased and cancelled.

     The Sports Authority is making this offer upon the terms and subject to the conditions set forth in the Offer to Purchase Options and in the related election form, which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively. The information in those exhibits is incorporated into this Schedule TO by reference in answer to Items 1, 2, 3, 4, 6, and 11 of this Tender Offer Statement on Schedule TO.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (e) The information set forth in the Offer to Purchase Options under
        Section 12 ("Interests of Directors and Executive Officers; Transactions Concerning Options and Common Stock") is incorporated herein by reference. The option plans attached hereto as Exhibits (d)(1), (d)(2) and (d)(3) contain information regarding the subject securities.

Item 7. Source and Amount of Funds or Other Consideration.

        (a) The information set forth in the Offer to Purchase Options under
        Section 11 ("Fees and Expenses; Source and Amount of Funds") is incorporated herein by reference.

       (b)  The information set forth in the Offer to Purchase Options under
       Section 8 ("Conditions to the Offer") is incorporated herein by reference.

       (d) The Sports Authority will obtain the funds for the purchase of eligible options from working capital or pursuant to its existing revolving credit facility with and through Fleet Retail Finance Inc. The Amended and Restated Loan and Security Agreement, dated August 3, 2000, between Fleet Retail Finance Inc., as Agent for the Lenders referenced therein, and The Sports Authority and its wholly-owned U.S. subsidiaries, filed as Exhibit 10.1 to the Company's Form 10-Q for the second quarter of 2000, and the amendment to that Agreement, dated as of June 8, 2001, filed as Exhibit 10.1 to the Form 10-Q for the first quarter of 2001, are incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

       (a)  The information set forth in the Offer to Purchase Options under
       Section 12 ("Interests of Directors and Executive Officers; Transactions Concerning Options and Common Stock"), and The Sports Authority's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 18, 2001, are incorporated herein by reference.

       (b)  The information set forth in the Offer to Purchase Options under
       Section 12 ("Interests of Directors and Executive Officers; Transactions Concerning Options and Common Stock") is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

       (a) Not applicable.

Item 10.  Financial Statements.

       (a) Not applicable.

       (b) Not applicable.

Item 12.  Exhibits.

       (a)(1)(i) Offer to Purchase Options, dated September 7, 2001.

       (a)(1)(ii) Form of Election to Tender Eligible Options.

       (a)(1) (iii) Letter to The Sports Authority Eligible Employee Option Holders.

       (a)(5)(i) The Sports Authority's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 18, 2001 and incorporated herein by reference.

     (b) The Amended and Restated Loan and Security Agreement, dated August 3, 2000, between Fleet Retail Finance Inc., as Agent for the Lenders referenced therein, and The Sports Authority and its wholly-owned U.S. subsidiaries, filed as Exhibit 10.1 to the Form 10-Q for the second quarter of 2000, and the amendment to that Agreement, dated as of June 8, 2001, filed as Exhibit 10.1 to the Form 10-Q for the first quarter of 2001, and incorporated herein by reference.

     (d)(1) The Sports Authority, Inc. Salaried Employees' Stock Option and Stock Award Plan, filed as Exhibit 99.1 to the Form S-8 registration statement filed by The Sports Authority on March 2, 2001 (File No. 333-56484), and incorporated herein by reference.

     (d)(2) The Sports Authority, Inc. 2000 Stock Option and Stock Award Plan, filed as Exhibit A to the Definitive Proxy Statement on Schedule 14A filed by The Sports Authority on April 28, 2000 (File No. 001-13426), and incorporated herein by reference.

     (d)(3) The Sports Authority, Inc. Director Stock Plan, filed as Exhibit
     10.1 to the Form 10-Q for the third quarter of 2000, and incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  THE SPORTS AUTHORITY, INC.

                                                  /s/ Martin E. Hanaka
                                                  -----------------------------
                                                  Martin E. Hanaka
                                                  Chief Executive Officer

Date: September 7, 2001

                               Index to Exhibits
                               -----------------

Exhibit
Number      Description
------      -----------

(a)(1)(i)   Offer to Purchase Options, dated September 7, 2001.

(a)(1)(ii)  Form of Election to Tender Eligible Options.

(a)(1)(iii) Letter to The Sports Authority Eligible Employee Option Holders.

(a)(5)(i) The Sports Authority's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 18, 2001 and incorporated herein by reference.

(b) The Amended and Restated Loan and Security Agreement, dated August 3, 2000, between Fleet Retail Finance Inc., as Agent for the Lenders referenced therein, and The Sports Authority and its wholly-owned U.S. subsidiaries, filed as Exhibit 10.1 to the Form 10-Q for the second quarter of 2000, and the amendment to that Agreement, dated as of June 8, 2001, filed as Exhibit 10.1 to the Form 10-Q for the first quarter of 2001, and incorporated herein by reference.

(d)(1) The Sports Authority, Inc. Salaried Employees' Stock Option and Stock Award Plan, filed as Exhibit 99.1 to the Form S-8 registration statement filed by The Sports Authority on March 2, 2001 (File No. 333-56484), and incorporated herein by reference.

(d)(2) The Sports Authority, Inc. 2000 Stock Option and Stock Award Plan, filed as Exhibit A to the Definitive Proxy Statement on Schedule 14A filed by The Sports Authority on April 28, 2000 (File No. 001-13426), and incorporated herein by reference.

(d)(3)      The Sports Authority, Inc. Director Stock Plan, filed as Exhibit
            10.1 to the Form 10-Q for the third quarter of 2000, and incorporated herein by reference.